04002679

SECUR... ...MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chase Investment Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Chase Manhattan Plaza, 8th Floor
(No. and Street)

New York (City) NY (State) 10081 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vivien Lui 212-552-8542
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL PROCESSING RECEIVED MAR 1 2004 WASH. D.C. 196 SECTION

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vivien Lui, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chase Investment Services Corp., as of February 23, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP & Controller

Title

Notary Public

CARMEN R. GREEN
Notary Public, State of New York
No. 24-4914179
Qualified in Kings County
Commission Expires Dec. 7, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chase Investment Services Corp.

(A wholly owned subsidiary of J.P. Morgan Chase & Co.)

Statement of Financial Condition

December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Chase Investment Services Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Chase Investment Services Corp. (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2004

Chase Investment Services Corp.
(A wholly owned subsidiary of J.P. Morgan Chase & Co.)
Statement of Financial Condition
December 31, 2003

Assets	
Cash	$ 39,832,163
Securities owned, at market value, held at clearing broker	32,726,573
Commissions receivable	5,650,113
Due from affiliates	3,662,644
Fixed assets and leasehold improvements (net of accumulated depreciation and amortization of $5,498,415)	4,491,350
Prepaid expenses	1,509,065
Other assets	5,978,406
Total assets	$ 93,850,314
Liabilities and Stockholder's Equity	
Liabilities	
Current income taxes payable to the Parent	$ 8,276,719
Payable to clearing broker	1,991,909
Due to affiliate	1,247,809
Accrued incentive compensation	8,641,238
Securities sold, but not yet purchased, at market value	536,194
Accounts payable and accrued expenses	2,416,070
Total liabilities	23,109,939
Commitments and contingencies (Note 8)	
Stockholder's equity	
Common stock, par value $1 per share; authorized 1,500 shares, 500 issued and outstanding	500
Additional paid-in capital	23,759,926
Retained earnings (after quasi reorganization on September 20, 1996; Note 1)	46,979,949
Total stockholder's equity	70,740,375
Total liabilities and stockholder's equity	$ 93,850,314

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

On December 31, 2000, J.P. Morgan & Co. Incorporated ("heritage J.P. Morgan") merged with and into Chase Manhattan Corporation ("heritage Chase"). Upon consummation of the merger, heritage Chase changed its name to J.P. Morgan Chase & Co. (the "Parent"). Chase Investment Services Corp. (the "Company") is a wholly owned subsidiary of the Parent. The Company is a registered broker dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is also a registered investment advisor under the Investment Advisory Act of 1940.

The Company's primary business is to distribute various investment products, primarily mutual funds and annuity contracts, through branches of the affiliated bank to retail customers. The Company is also an introducing broker; the execution, settlement and custody of customer transactions is provided by the clearing broker, National Financial Services LLC ("NFS").

On March 31, 1996, The Chase Manhattan Corporation ("Chase") merged with and into Chemical Banking Corporation ("Chemical"), which changed its name to the Chase Manhattan Corporation. The merger was accounted for as a pooling of interests. In connection therewith, Chase Manhattan Investment Services Inc. ("CMIS") merged with Chemical Investment Services Corp. on September 23, 1996 and changed its name to Chase Investment Services Corp. This transaction was also accounted for as a pooling of interests.

In anticipation of the 1996 merger and subsequent realignment of the Company's business, including the exiting of five states and closing of seven offices, CMIS implemented a "quasi reorganization", as described by Accounting Research Bulletin No. 43, Chapter 7 "Capital Accounts", as of September 20, 1996. In the quasi reorganization, the equity accounts of CMIS were restructured, which included the accumulated deficit in CMIS retained earnings being eliminated against additional paid-in capital.

2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Owned and Securities Sold, but not yet Purchased

Securities owned and securities sold, but not yet purchased, are recorded on trade date and are carried at market value. The Company maintains an inventory in investment grade municipal securities to facilitate customer transactions in which the Company acts as principal.

Securities Transactions

Commission revenue and related expenses from customer securities transactions are recorded on a trade date basis.

Fixed Assets and Leasehold Improvements

Office equipment and leasehold improvements are reported at cost less accumulated depreciation and amortization. Office equipment is depreciated over the estimated useful lives of the related

assets ranging from four to eight years. Leasehold improvements are amortized over the term of the respective leases or the estimated useful life of the improvements, whichever is shorter.

Income Taxes
The Company's results are included in the consolidated Federal and the combined New York State and City income tax returns filed by the Parent. In addition, the Company files income tax returns in various states on a separate company basis.

Deferred tax assets and liabilities are established for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities using enacted tax rates.

The Federal tax benefit for the Company is calculated as though it filed its return on a stand-alone basis. New York State and City taxes are provided on the Company's taxable loss at the effective income tax rate applicable to the combined group.

3. Securities Owned and Securities Sold, but not yet Purchased

Securities owned and securities sold, but not yet purchased, consist of securities at market value, as follows:

	Securities Owned	Securities Sold, but not yet Purchased
U.S. Government Securities	$ 19,990,353	$ 16,118
State and municipal securities	11,888,760	506,136
Other securities	847,460	13,940
	$ 32,726,573	$ 536,194

The clearing broker holds the securities owned and may rehypothecate them. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations to return the securities.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has not recorded liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

4. Employee and Compensation Benefits

The Company's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by the Parent. Additionally, the Company's employees received annual incentive compensation based on their performance and the Parent's consolidated operating results.

Pension and Postretirement Plans
The Company's employees participate in the Parent qualified defined benefit pension plan. They may also participate in the defined contribution plans sponsored by the Parent. In addition, through the Parent, the Company provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits of the Company's share of covered medical benefits. The medical benefits are contributory, while the life insurance benefits are noncontributory. There are no separate plans solely for the employees of the Company and pension expense as well as postretirement medical and life insurance benefit expense for the Company is determined by an intercompany charge from the Parent. Assets of the Parent's funded domestic defined benefit pension plan exceeded the accumulated benefit obligation at December 31, 2003. Disclosures of pension benefit obligations and other postretirement benefits, including fund status, expense components and weighted-average actuarial assumptions for the Parent on a consolidated basis have been include in the 2003 Annual Report of J.P. Morgan Chase & Co.

Employee Stock-Based Incentives
Certain key employees of the Company participate in the Parent's long-term stock-based incentive plans (LTI Plans) that provide for grants of common stock-based awards, including stock options, restricted stock, restricted stock units, and stock appreciation rights. Also, in January 2003, the Parent granted stock options to all eligible full-time and part-time Company employees under the Value Sharing Plan. Through December 31, 2002, the Parent applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock-based compensation plans and charged the Company on a current basis for its share of the related compensation cost. Effective January 1, 2003, the Parent adopted SFAS No. 123, "Accounting for Stock-Based Compensation," using the prospective transition method. SFAS 123 requires all stock-based compensation awards, including stock options, to be accounted for at fair value. Disclosures required by SFAS No. 123 have been included in the 2003 Annual Report of J.P. Morgan Chase & Co. on a consolidated basis. See 2003 Annual Report of J.P. Morgan Chase & Co. for further disclosure.

5. Related Parties

The Company has significant intercompany transactions with the Parent and affiliates which are covered under service fee agreements. Under these agreements, the Parent provided various administrative services, including equipment rental, data processing, maintenance and corporate overhead. The Company also maintains all of its cash and any interest bearing deposits with JP Morgan Chase Bank (the Bank).

At December 31, 2003, the Company has due from affiliates of $3,662,644, which includes deferred tax assets and commissions due to the Company related to customer annuity purchases

transacted through Chase Insurance Agency, Inc., a Chase Manhattan Corporation subsidiary. Chase Insurance Agency, Inc. earned a fee of approximately $10.7 million.

6. Income Taxes

At December 31, 2003, the Company has a net deferred tax asset of $223,642 which is included in Due from affiliates, relating primarily to the reporting of depreciation, employee benefits and other expenses in different periods for tax and financial reporting purposes. In accordance with the criteria of SFAS No. 109, no valuation allowance has been recorded against the Company's deferred tax asset at December 31, 2003.

In addition, at December 31, 2003, the Company has an income tax payable to the Parent of $8,276,719, relating to income tax expense/benefit for the years ended December 31, 2003 and 2002.

7. Commissions Receivable

The Company's commissions receivable as of December 31, 2003 consists of the following:

Receivable from clearing broker	$ 2,868,524
Receivable from mutual fund and annuity carriers	2,781,589
	$ 5,650,113

The receivable from clearing broker consists of commissions earned on customer securities transactions introduced on a fully disclosed basis through NFS. Pursuant to a clearing agreement, NFS is entitled to certain fees for the execution and settlement of introduced customer securities transactions.

8. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the balance sheet. As a registered broker-dealer, securities owned and securities sold, but not yet purchased, are recorded at market value. The fair value of all other financial assets and liabilities are considered to approximate the recorded value due to their short-term nature.

9. Commitments and Contingencies

The Company has been named a defendant in various legal proceedings. The Company is contesting the allegations made in these pending matters and believes, based on current knowledge and after consultation with counsel, that the aggregate liability or loss, if any, resulting therefrom will not have a material adverse effect on the financial condition of the Company.

10. Off-Balance Sheet Risk

In the normal course of business, the Company executes transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party

and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction. The Company's policy is to monitor its market exposure and counterparty risk and does not anticipate nonperformance by customers or counterparties.

The Company has sold securities that it does not own and it will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2003 market value of the securities. The Company will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

11. Subsequent Event

On January 14, 2004, J.P. Morgan Chase & Co. and Bank One Corporation announced an agreement to merge. The merger agreement, which has been approved by the boards of directors of both companies, provides for a stock-for-stock merger in which 1.32 shares of J.P. Morgan Chase & Co. common stock will be exchanged, on a tax-free basis, for each share of Bank One Corporation common stock. The merger is subject to approval by the shareholders of both institutions as well as U.S. federal and state and non-U.S. regulatory authorities. Completion of the transaction is expected to occur in mid-2004.

12. Net Capital Requirements

The Company, as a broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $24,579,850 which was $23,074,934 in excess of its required net capital of $1,504,916. Aggregate indebtedness as a ratio to net capital was 0.92 to 1 at December 31, 2003.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.